FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                  No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                  No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Report of Independent Public Accountants.

2	Financial Statements as of December 31, 2006 and comparative information.[1]

3	Statutory Audit Committee’s Report.

1.	The registrant is filing this amendment to the Form 6-K for the month of March, 2007, furnished to the Commission on March 15, 2007 (the “Form 6-K”) to correct errors in Item 2 as follows: the Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share of 3,933,127.930 was amended to read 3,933,127,930; and the Ratification of lithographed signatures was removed both from the Index on TX6 and from this amendment on TX60. These errors do not affect the materiality of the previously filed Form 6-K.

SOCIEDAD ANONIMA

Financial Statements as of December 31, 2006 and Comparative Information

Report of Independent Public Accountants

Statutory Audit Committee's Report

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph - see Note 12 to the primary financial statements.

Report of Independent Public Accountants

To the Board of Directors of

YPF SOCIEDAD ANONIMA

Av. Pte Roque Saenz Peña 777

Buenos Aires, City

CUIT N° 30-54668997-9

1.	Identification of financial statements subject to audit

We have audited the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of December 31, 2006 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. We have also audited the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2006 and the related consolidated statements of income and cash flows for the year then ended, which are presented as supplemental information in Schedule I.

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	Audit scope

We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	Audit opinion

In our opinion, the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2006 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2006 and the related results of operations and cash flows for the year then ended in accordance with generally accepted accounting principles in Argentina.

In relation to the financial statements as of December 31, 2005 and 2004, which are presented for comparative purposes, we issued our unqualified independent public accountants’ reports dated March 8, 2006 and March 10, 2005, respectively. Those financial statements include the retroactive effect of the application of the new generally accepted accounting principles in Argentina as described in Note 1 to the accompanying primary financial statements, with which we concur.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with accounting principles generally accepted in Argentina, but do not conform with accounting principles generally accepted in the United States of America (see Note 12 to the accompanying primary financial statements).

Buenos Aires City, Argentina
March 6, 2007

Deloitte & Co. S.R.L.

Ricardo C. Ruiz
Partner

2

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Ciudad Autómona de Buenos Aires, Argentina

FISCAL YEAR NUMBER 30

BEGINNING ON JANUARY 1, 2006

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals and chemicals, generation of electric power from hydrocarbons, as well as rendering telecommunications services.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 19, 2005.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of December 31, 2006

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)
– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

1 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2006	2005	2004
Current Assets
Cash	118	122	492
Investments (Note 2.a)	971	408	408
Trade receivables (Note 2.b)	2,242	2,212	2,049
Other receivables (Note 2.c)	5,033	4,433	3,871
Inventories (Note 2.d)	1,697	1,315	1,134
Other assets	1,128	—	380

Total current assets	11,189	8,490	8,334

Noncurrent Assets
Trade receivables (Note 2.b)	44	53	72
Other receivables (Note 2.c)	852	1,223	1,457
Investments (Note 2.a)	788	495	490
Fixed assets (Note 2.e)	22,513	21,958	20,554
Intangible assets	8	5	15

Total noncurrent assets	24,205	23,734	22,588

Total assets	35,394	32,224	30,922

Current Liabilities
Accounts payable (Note 2.f)	3,495	2,932	2,025
Loans (Note 2.g)	915	346	246
Salaries and social security	207	153	121
Taxes payable	1,298	1,831	1,999
Net advances from crude oil purchasers	96	95	264
Reserves	273	230	130

Total current liabilities	6,284	5,587	4,785

Noncurrent Liabilities
Accounts payable (Note 2.f)	2,448	1,915	854
Loans (Note 2.g)	510	1,107	1,684
Salaries and social security (Note 2.h)	202	241	275
Taxes payable	20	17	23
Net advances from crude oil purchasers	7	101	634
Reserves	1,578	1,007	898

Total noncurrent liabilities	4,765	4,388	4,368

Total liabilities	11,049	9,975	9,153
Shareholders' Equity	24,345	22,249	21,769

Total liabilities and shareholders' equity	35,394	32,224	30,922

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

2 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

	2006	2005	2004
Net sales (Note 4)	25,635	22,901	19,931
Cost of sales	(15,821)	(11,258)	(9,212)

Gross profit	9,814	11,643	10,719

Administrative expenses (Exhibit H)	(674)	(552)	(463)
Selling expenses (Exhibit H)	(1,797)	(1,650)	(1,403)
Exploration expenses (Exhibit H)	(460)	(280)	(382)

Operating income	6,883	9,161	8,471

Income on long-term investments (Note 4)	183	39	154
Other expense, net (Note 2.i)	(204)	(545)	(981)
Financial income (expense), net and holding gains:
Gains on assets
Interests	338	221	166
Exchange differences	5	129	77
Holding gains on inventories	394	244	203
(Losses) Gains on liabilities
Interests	(213)	(459)	(221)
Exchange differences	(70)	(33)	(87)
Income from sale of long-term investments	11	15	—
Impairment of other current assets	(69)	—	—

Net income before income tax	7,258	8,772	7,782
Income tax	(2,801)	(3,410)	(3,017)

Net income from continuing operations	4,457	5,362	4,765
Income on discontinued operations (Note 1.c)	—	—	3
Income from sale of discontinued operations (Note 1.c)	—	—	139

Net income	4,457	5,362	4,907

Earnings per share	11.33	13.63	12.48

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

3 of 3

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2006	2005	2004
Cash Flows from Operating Activities
Net income	4,457	5,362	4,907
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(183)	(39)	(154)
Impairment of other current assets	69	—	—
Income on discontinued operations	—	—	(3)
Income from sale of discontinued operations	—	—	(139)
Income from sale of long-term investments	(11)	(15)	—
Dividends from long-term investments	43	16	61
Depreciation of fixed assets	3,718	2,707	2,470
Income tax	2,801	3,410	3,017
Income tax payments	(2,855)	(3,242)	(4,786)
Consumption of materials and fixed assets retired, net of allowances	272	276	417
Increase in allowances for fixed assets	192	74	124
Increase in reserves	882	326	512
Changes in assets and liabilities:
Trade receivables	(21)	(144)	(256)
Other receivables	(255)	(312)	2,758
Inventories	(382)	(181)	(357)
Accounts payable	(99)	1,003	317
Salaries and social security	189	(14)	(69)
Taxes payable	(425)	(372)	170
Net advances from crude oil purchasers	(90)	(705)	(258)
Decrease in reserves	(268)	(117)	(119)
Interests, exchange differences and others	(15)	218	(97)

Net cash flows provided by operating activities	8,019 (1)	8,251 (1)	8,515 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(5,002)	(3,722)	(2,867)
Capital distributions from long-term investments	—	8	15
Proceeds from sale of long-term investments	32	454	—
Proceeds from sale of discontinued operations	—	—	244
Investments (non cash and equivalents)	(139)	(2)	24

Net cash flows used in investing activities	(5,109)	(3,262)	(2,584)

Cash Flows from Financing Activities
Payment of loans	(666)	(736)	(1,260)
Proceeds from loans	688	253	280
Dividends paid	(2,360)	(4,878)	(5,310)

Net cash flows used in financing activities	(2,338)	(5,361)	(6,290)

Increase (decrease) in Cash and Equivalents	572	(372)	(359)
Cash and equivalents at the beginning of year	515	887	1,246

Cash and equivalents at the end of year	1,087	515	887

For	supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (103), (262) and (189) corresponding to interest payments for the years ended December 31, 2006, 2005 and 2004, respectively.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

1. CONSOLIDATED FINANCIAL STATEMENTS

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a) Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), the Company has consolidated its balance sheets and the related statements of income and cash flows as follows:

-	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies' assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company's balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

-	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company's proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b) Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies which could have produced changes to their shareholders’ equity.

c) Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Income on discontinued operations and income from sale of discontinued operations

As mentioned in Note 10 to the primary financial statements, during the year ended December 31, 2004, YPF Holding Inc. and YPF International S.A. sold their interests in Global Companies LLC and affiliates (“Global”) and YPF Indonesia Ltd., respectively. Income from these sales was included in the “Income from sale of discontinued operations” account of the statement of income. As a consequence, Global and YPF Indonesia Ltd. results were disclosed in “Income on discontinued operations” account of the statement of income”.

Fixed assets

Mineral properties on foreign unproved reserves have been valued at cost and translated into pesos as detailed in Note 2.e to the primary financial statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

As of December 31, 2006, YPF Holding Inc. has approximately 34 of exploratory drilling costs that have been capitalized for a period greater than one year, representing one project and one well. The project is pending the results of drilling on an adjacent block.

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., YPF’ subsidiary with operations in United States of America, has a number of trustee defined-benefits pension plans and postretirement and postemployment benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans were valued at net present value and accrued based on the years of active service of employees. The net liability for defined-benefits plans is disclosed as non-current liabilities in the “Salaries and social security” account and is the amount resulting from the sum of: the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses generated since December 31, 2003. These unrecognized actuarial losses are recognized as expense during the expected average remaining working lives of the employees participating in the plans.

YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are recorded as claims are incurred.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed as soon as they become evident.

2. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

CONSOLIDATED BALANCE SHEET ACCOUNTS AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

Assets

a) Investments:

	2006				2005			2004
	Current		Noncurrent		Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	971	(1)	156	(3)	408	(1)	4	408	(1)	4
Long-term investments	—		843	(2)	—		802	—		811
Allowance for reduction in value of holdings in long-term investments	—		(211	)(2)	—		(311)	—		(325)

	971		788		408		495	408		490

(1)	Includes 969, 393 and 395 as of December 31, 2006, 2005 and 2004, respectively, with an original maturity of less than three months.
(2)	In addition to the amounts detailed in Exhibit C to the primary financial statements, includes interest in Gas Argentino S.A.
(3)	Restricted cash as of December 31, 2006.

b) Trade receivables:

	2006		2005		2004
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,280	44	2,240	53	1,939	72
Related parties	391	—	352	—	469	—

	2,671	44	2,592	53	2,408	72
Allowance for doubtful trade receivables	(429)	—	(380)	—	(359)	—

	2,242	44	2,212	53	2,049	72

c) Other receivables

	2006			2005			2004
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Deferred income tax	—		510	—		452	—		422
Tax credits and export rebates	692		18	529		18	348		24
Trade	71		—	34		—	21		—
Prepaid expenses	130		73	66		95	52		139
Concessions charges	17		88	17		96	19		105
Related parties	3,883	(1)	—	3,139	(1)	371	3,110	(1)	617
Loans to clients	12		69	11		90	10		87
From joint ventures and other agreements	46		—	1		—	6		—
Trust contribution under Decree No. 1,882/04	—		—	273		—	66		—
Miscellaneous	319		146	484		155	369		133

	5,170		904	4,554		1,277	4,001		1,527
Allowance for other doubtful accounts	(137)		—	(121)		—	(130)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(52)	—		(54)	—		(70)

	5,033		852	4,433		1,223	3,871		1,457

(1)	In addition to amounts detailed in Note 3.c to the primary financial statements, include 218 as of December 31, 2006, which accrue interest at 5.37%, 319 and 1,739 as of December 31, 2005 and 2004, respectively, with Repsol International Finance B.V. and 48 as of December 31, 2006, which accrue an interest rate of 5.37% with Repsol Netherlands Finance B.V.

d) Inventories:

	2006	2005	2004
Refined products	1,047	747	617
Crude oil and natural gas	441	409	355
Products in process	47	19	13
Raw materials, packaging materials and others	162	140	149

	1,697	1,315	1,134

e) Fixed assets:

	2006	2005	2004
Net book value of fixed assets (Exhibit A)	22,562	22,009	20,617
Allowance for unproductive exploratory drilling	(3)	(3)	(16)
Allowance for obsolescence and assets to be disposed of	(46)	(48)	(47)

	22,513	21,958	20,554

Liabilities

f) Accounts payable:

	2006		2005		2004
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Trade	2,617	27	2,071	30	1,628	32
Hydrocarbon wells abandonment obligations	233	2,210	—	1,419	—	648
Related parties	238	—	279	—	172	—
From joint ventures and other agreements	256	—	200	—	136	—
Environmental liabilities	93	164	48	200	45	96
Miscellaneous	58	47	334	266	44	78

	3,495	2,448	2,932	1,915	2,025	854

g) Loans:

				2006		2005		2004
	Interest rates (1)		Principal maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations	7.75 - 10.00	% (2)	2007 -2028	559	509	27	1,031	29	1,078
Other bank loans and other creditors(3)	1.25 - 9.65%		2007 -2008	356	1	319	76	143	154
Related parties	—		—	—	—	—	—	2	71
Compañía Mega S.A. Negotiable Obligations	—		—	—	—	—	—	3	116
Profertil S.A. Syndicated loan	—		—	—	—	—	—	56	261
Interest rate swaps	—		—	—	—	—	—	—	4
Subordinated liabilities with shareholders	—		—	—	—	—	—	13	—

				915	510	346	1,107	246	1,684

(1)	Annual interest rates as of December 31, 2006.
(2)	Fixed interest rates.
(3)	Includes 176 which accrue fixed interest at annual rates between 1.25% and 5%, 102 which accrue interest at variable rates between 4% and 9.65% and 79 which accrue interest at LIBOR plus 1.60%.

h) Noncurrent salaries and social security

	2006	2005	2004
Net present value of obligations	480	501	479
Fair value of assets	(226)	(199)	(188)
Deferred actuarial losses	(52)	(61)	(16)

Recognized net liabilities	202	241	275

	2006	2005	2004
Changes in the fair value of the defined-benefit obligations
Liabilities at the beginning of the year	501	479	469
Translation differences	5	5	10
Service cost	3	3	3
Interest cost	28	26	27
Actuarial losses	6	42	21
Benefits paid and terminations	(63)	(54)	(51)

Liabilities at the end of the year	480	501	479

	2006	2005	2004
Changes in the fair value of the plan assets
Fair value of assets at the beginning of the year	199	188	196
Translation differences	2	5	5
Expected return on assets	15	15	14
Actuarials gains (losses)	8	(6)	5
Employer and employees contributions	50	53	29
Benefits paid and terminations	(48)	(56)	(61)

Fair value of assets at the end of the year	226	199	188

	Losses (Gains)
	2006	2005	2004
Amounts recognized in the Income Statements
Service cost	3	3	3
Interest cost	28	26	27
Expected return on assets	(15)	(15)	(14)
Actuarial losses recognized in the year	2	1	—
Losses on terminations	4	1	4

Total recognized as other expenses, net	22	16	20

	2006	2005	2004
Actuarial assumptions
Discount rate	6%	5.75%	5.75%
Expected return on assets	7%	8.50%	8.50%
Expected increase on salaries	5.5%	4.5 - 5.5%	4.5 - 5.5%

Consolidated Statement of Income as of December 31, 2006 and Comparative Information

i) Other expense, net:

	Income (Expense)
	2006	2005	2004
Reserve for pending lawsuits and other claims	(173)	(180)	(541)
Environmental remediation	(136)	(54)	(264)
Defined benefits pension plans and other postretirement benefits	(22)	(16)	(20)
Miscellaneous	127	(295)	(156)

	(204)	(545)	(981)

3. COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“Tierra”) have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

As of December 31, 2006, reserves for the environmental contingencies discussed herein totaled approximately 320. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated as of such time; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company ("Chemicals") to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the selling date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental cost incurred on projects involving remedial activities relating to chemical plant sites of other property used in the conduct of the business of Chemicals as of the selling date and for any year of time following the selling date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to

September 4, 1996, irrespective when Chemicals incurs and gives notice of such costs, with Maxus' aggregate exposure for this cost sharing being limited to US$ 75 million. The obligation under this cost sharing arrangement was satisfied in the first quarter of 2006. Tierra agreed to assume essentially all of Maxus obligations to Occidental.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency ("EPA"), the New Jersey Department of Environmental Protection and Energy ("DEP") and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals' former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra pursuant to the above described indemnification obligation to Occidental. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 51 as of December 31, 2006, in connection with such activities.

Passaic River: Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. While some work remains, these studies were substantially completed in 2005. In addition,

–	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with approximately 64 other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties and a number of additional parties are discussing the possibility of further work with the EPA and how the costs of any such work will be allocated among them.

–	In 2003, the DEP issued Directive No. 1 to approximately 66 entities, including Occidental and Maxus and certain of their respective related entities. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

–	In December 2005, the DEP sued YPF, YPF Holdings Inc., Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks unspecified and punitive damages and other matters. The defendants have made responsive pleadings and/or filings.

As of December 31, 2006, there is a total of approximately 48 reserved in connection with the foregoing matters related to the Passaic River, and surrounding area. Until these studies are completed and evaluated, YPF Holdings’ Inc. cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, at such time as more is known about the aforesaid directives and litigation, additional costs may be required to be incurred or additional reserves may need to be established.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. Tierra, on behalf of Occidental, is presently performing the work and funding Occidental's share of the cost of investigation and remediation of these sites and is providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the State at such sites and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. During mediation, the parties have engaged in discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

As of December 31, 2006, there is a total of 67 reserved in connection with the foregoing chrome-related matters. Studies levels for chromium in New Jersey have not been finalized, and the DEP is still reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant ("Chrome Plant"), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a remedial investigation and feasibility study (“RIFS”) at the former Painesville's Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. YPF Holdings Inc. has reserved a total of 25 as of December 31, 2006 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville's plants works site and make any changes, including additions, to its reserve as may be required.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. As of December 31, 2006, YPF Holdings Inc. has reserved 73 for its estimated share of future remediation activities associated with the Greens Bayou facility.

Additionally, efforts have been initiated in connection with claims for natural resources damages. The amount of natural resources damages and the parties obligations in respect therof are unknown at the present time.

In June 2005, the EPA designated Maxus as PRP at the Milwaukee Solvay Code & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS of this site commenced in the second half of 2006. Maxus has reserved 3 as of December 31, 2006 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an Administrative Order on Consent, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small.

Chemicals has also been designated as a potentially responsible party ("PRP") with respect to a number of third party sites where hazardous substances from Chemicals' plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At December 31, 2006, YPF Holdings Inc. has reserved 8 in connection with its estimated share of costs related to these sites.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. Maxus understands that Occidental’s claims total approximately US$ 6 million. The case is currently set for trial in 2007. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. Following trial, judgment was entered against Maxus. Maxus has appealed. The cash component of the judgment is approximately 8 plus corresponding interest. The judgment will accrue post judgment interest at the rate of 8% per anum in the event Maxus does not prevail on appeal. In December 2006, the trial court set the amount of Maxus obligation in an amount of approximately 45, which have been entirely reserved.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus (for 1994, 1995 and 1996) and YPF Holdings Inc. (for 1997) an aggregate of approximately US$ 24 million in additional income taxes. Maxus and YPF Holdings Inc. believe that most of these assessments are without substantial merit, and they have protested this assessment. In January 2004, the IRS assessed YPF Holdings Inc. an additional US$ 8 million plus corresponding interest in withholding taxes the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. YPF Holdings Inc. believed this assessment was without substantial merit and challenged same. YPF Holdings Inc. and Maxus have settled this matter. Pursuant to the settlement, YPF Holdings Inc. and Maxus received a total refund of approximately 23 (including interest) in September 2006.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. YPF Holdings Inc. is considering the potential impact of the court’s determination.

Skidmore Energy Company and others (“Skidmore”) have sued Maxus (U.S.) Exploration Company (“Maxus US”), a subsidiary of YPF Holdings Inc., in state court in Texas. Skidmore claims it was entitled to an assignment of approximately five oil and gas leases in the US Gulf of Mexico. Maxus US denies Skidmore’s claims.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcome of which are not expected to have a material adverse effect on YPF Holdings Inc.’s financial condition or operations. YPF Holdings Inc. has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material.

4. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as, crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations (Note 3).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production (1)	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2006
Net sales to unrelated parties	3,076	17,651	2,401	109	—	23,237
Net sales to related parties	774	1,624	—	—	—	2,398
Net intersegment sales	14,033	1,526	647	282	(16,488)	—

Net sales	17,883	20,801	3,048	391	(16,488)	25,635

Operating income (loss)	6,564	258	572	(540)	29	6,883
Income on long-term investments	167	16	—	—	—	183
Depreciation	3,263	329	85	41	—	3,718
Acquisitions of fixed assets	4,886	733	137	176	—	5,932
Assets	18,987	9,349	1,876	6,049	(867)	35,394
Year ended December 31, 2005
Net sales to unrelated parties	2,910	15,791	2,062	87	—	20,850
Net sales to related parties	626	1,425	—	—	—	2,051
Net intersegment sales	11,659	962	207	243	(13,071)	—

Net sales	15,195	18,178	2,269	330	(13,071)	22,901

Operating income (loss)	7,140	1,900	542	(451)	30	9,161
Income (loss) on long-term investments	28	12	(1)	—	—	39
Depreciation	2,230	367	75	35	—	2,707
Acquisitions of fixed assets	3,706	541	104	108	—	4,459
Assets	17,911	8,807	1,658	4,818	(970)	32,224
Year ended December 31, 2004
Net sales to unrelated parties	2,164	13,144	1,958	140	—	17,406
Net sales to related parties	752	1,773	—	—	—	2,525
Net intersegment sales	11,225	891	188	126	(12,430)	—

Net sales	14,141	15,808	2,146	266	(12,430)	19,931

Operating income (loss)	7,140	1,324	564	(430)	(127)	8,471
Income on long-term investments	41	11	102	—	—	154
Depreciation	1,986	371	82	31	—	2,470
Acquisitions of fixed assets	2,602	434	86	52	—	3,174
Assets	16,762	8,244	2,143	4,616	(843)	30,922

(1)

From January 1, 2005, Natural Gas and Electricity segment operations are included in Exploration and Production business segment. The information presented for comparative purposes was restated to give retroactive effect to this criterion.

Export sales for the years ended December 31, 2006, 2005 and 2004 were 8,649, 8,644 and 7.875, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2006
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases and transfers		Amounts at end of year
Land and buildings	2,268	—	1		57		2,326
Mineral property, wells and related equipment	43,963	1	930		(2,360)		42,534
Refinery equipment and petrochemical plants	8,470	—	5		175		8,650
Transportation equipment	1,808	—	1		41		1,850
Materials and equipment in warehouse	420	—	966		(775)		611
Drilling and work in progress	2,571	(1)	3,789		(2,790)		3,569
Exploratory drilling in progress	188	2	200		(255)		135
Furniture, fixtures and installations	500	—	5		51		556
Selling equipment	1,273	—	—		68		1,341
Other property	351	—	35		(19)		367

Total 2006	61,812	2	5,932	(2)	(5,807	)(1)(6)	61,939

Total 2005	57,752	2	4,459	(2)	(401	)(1)	61,812

Total 2004	55,264	3	3,174	(2)	(689	)(1)	57,752

	2006								2005		2004
	Depreciation
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of year	Net book value		Net book value		Net book value
Land and buildings	1,003	(2)		2%	52	1,053	1,273		1,265		1,298
Mineral property, wells and related equipment	30,410	(4,137)		(4)	3,223	29,496	13,038	(3)	13,553	(3)	13,155	(3)
Refinery equipment and petrochemical plants	5,472	—		4 - 10%	321	5,793	2,857		2,998		3,179
Transportation equipment	1,226	(3)		4 - 5%	50	1,273	577		582		601
Materials and equipment in warehouse	—	—		—	—	—	611		420		330
Drilling and work in progress	—	—		—	—	—	3,569		2,571		1,437
Exploratory drilling in progress	—	—		—	—	—	135		188		129
Furniture, fixtures and installations	451	(1)		10%	29	479	77		49		55
Selling equipment	959	5		10%	37	1,001	340		314		371
Other property	282	(6)		10%	6	282	85		69		62

Total 2006	39,803	(4,144	)(1)(6)		3,718	39,377	22,562

Total 2005	37,135	(39	)(1)		2,707	39,803			22,009

Total 2004	34,790	(125	)(1)		2,470	37,135					20,617

(1)	Includes 194, 86 and 147 of net book value charged to fixed assets allowances for the years ended December 31, 2006, 2005 and 2004, respectively.
(2)	Includes 930, 737 and 307 corresponding to the future cost of hydrocarbon wells abandonment obligations for the years ended December 31, 2006, 2005 and 2004, respectively.
(3)	Includes 1,052, 1,255 and 1,387 of mineral property as of December 31, 2006 and 2005 and 2004, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences arising from the translation of net book values at beginning of the year of fixed assets in foreign companies.
(6)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding oil and gas exploration and producing areas to be disposed by sale.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Schedule I

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 to the primary financial statements in the English translation

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

	2006					2005	2004
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total
Salaries and social security taxes	649	137	142	43	971	758	571
Fees and compensation for services	114	244	28	13	399	270	174
Other personnel expenses	215	64	28	27	334	254	213
Taxes, charges and contributions	191	17	237	1	446	367	352
Royalties and easements	2,095	—	6	—	2,101	1,753	1,632
Insurance	102	1	14	5	122	86	86
Rental of real estate and equipment	258	3	59	3	323	272	274
Survey expenses	—	—	—	124	124	108	102
Depreciation of fixed assets	3,598	37	83	—	3,718	2,707	2,470
Industrial inputs, consumable materials and supplies	485	8	31	8	532	613	506
Construction and other service contracts	566	14	63	21	664	396	502
Preservation, repair and maintenance	1,329	16	49	6	1,400	997	794
Contractual commitments	519	—	—	—	519	131	299
Unproductive exploratory drillings	—	—	—	199	199	70	197
Transportation, products and charges	622	—	866	—	1,488	1,376	1,120
Allowance (reversal) for doubtful trade receivables	—	—	76	—	76	31	(6)
Publicity and advertising expenses	—	76	64	—	140	120	100
Fuel, gas, energy and miscellaneous	715	57	51	10	833	613	491

Total 2006	11,458	674	1,797	460	14,389

Total 2005	8,440	552	1,650	280		10,922

Total 2004	7,629	463	1,403	382			9,877

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1)

	2006	2005	2004
Current Assets
Cash	88	53	267
Investments (Note 3.a)	552	176	180
Trade receivables (Note 3.b)	2,138	2,085	1,942
Other receivables (Note 3.c)	5,116	3,795	3,076
Inventories (Note 3.d)	1,522	1,164	1,005
Other assets (Note 2.d)	1,128	—	380

Total current assets	10,544	7,273	6,850

Noncurrent Assets
Trade receivables (Note 3.b)	44	51	71
Other receivables (Note 3.c)	826	1,085	1,413
Investments (Note 3.a)	2,634	2,359	2,340
Fixed assets (Note 3.e)	20,893	20,495	19,078

Total noncurrent assets	24,397	23,990	22,902

Total assets	34,941	31,263	29,752

Current Liabilities
Accounts payable (Note 3.f)	3,968	3,038	2,242
Loans (Note 3.g)	813	297	127
Salaries and social security	162	119	90
Taxes payable	1,173	1,675	1,923
Net advances from crude oil purchasers (Note 3.h)	96	95	264
Reserves (Exhibit E)	206	164	67

Total current liabilities	6,418	5,388	4,713

Noncurrent Liabilities
Accounts payable (Note 3.f)	2,425	1,639	768
Loans (Note 3.g)	510	1,107	1,232
Taxes payable	10	13	15
Net advances from crude oil purchasers (Note 3.h)	7	101	634
Reserves (Exhibit E)	1,226	766	621

Total noncurrent liabilities	4,178	3,626	3,270

Total liabilities	10,596	9,014	7,983
Shareholders' Equity (per corresponding statements)	24,345	22,249	21,769

Total liabilities and shareholders' equity	34,941	31,263	29,752

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1)

	2006	2005	2004
Net sales (Note 3.i)	23,717	21,308	18,448
Cost of sales (Exhibit F)	(14,935)	(10,540)	(8,493)

Gross profit	8,782	10,768	9,955
Administrative expenses (Exhibit H)	(588)	(479)	(398)
Selling expenses (Exhibit H)	(1,704)	(1,576)	(1,311)
Exploration expenses (Exhibit H)	(392)	(231)	(246)

Operating income	6,098	8,482	8,000
Income on long-term investments	519	194	234
Other expense, net (Note 3.j)	(26)	(323)	(665)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	297	189	147
Exchange differences	(10)	130	68
Holding gains on inventories	394	230	185
(Losses) Gains on liabilities
Interests	(208)	(356)	(130)
Exchange differences	(61)	(47)	(80)
Income from sale of long-term investments (Note 10)	—	15	—
Impairment of other current assets (Note 2.d)	(69)	—	—

Net income before income tax	6,934	8,514	7,759
Income tax (Note 3.k)	(2,477)	(3,152)	(2,852)

Net income	4,457	5,362	4,907

Earnings per share (Note 1)	11.33	13.63	12.48

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos except for per share amounts in Argentine pesos - Note 1)

	Shareholder’s contributions
	Subscribed capital	Irrevocable contributions	Adjustment to contributions	Issuance premiums	Total	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity
Balance as of December 31, 2003	3,933	13	7,281	640	11,867	1,031	—	133	9,503	22,534
Cumulative Effect of Changes in Accounting Principles (Note 1.b)	—	—	—	—	—	—	(125)	—	(230)	(355)

Restated balances	3,933	13	7,281	640	11,867	1,031	(125)	133	9,273	22,179
As decided by the Ordinary Shareholders' meeting of April 21, 2004:
– Reversal of Reserve for future dividends	—	—	—	—	—	—	—	(133)	133	—
– Cash dividends (Ps. 9 per share)	—	—	—	—	—	—	—	—	(3,540)	(3,540)
– Appropriation to Legal reserve	—	—	—	—	—	255	—	—	(255)	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	—	1,770	(1,770)	—
As decided by the Board of Directors' meeting of October 27, 2004:
– Cash dividends (Ps. 4.5 per share)	—	—	—	—	—	—	—	(1,770)	—	(1,770)
Conversion of irrevocable contributions into subordinated debt (Note 4)	—	(13)	—	—	(13)	—	—	—	—	(13)
Net increase (decrease) in deferred earnings (Note 2.k)	—	—	—	—	—	—	6	—	—	6
Net income	—	—	—	—	—	—	—	—	4,907	4,907

Balance as of December 31, 2004	3,933	—	7,281	640	11,854	1,286	(119)	—	8,748	21,769
As decided by the Ordinary and Extraordinary Shareholders' meeting of April 19, 2005:
– Cash dividends (Ps. 8 per share)	—	—	—	—	—	—	—	—	(3,147)	(3,147)
– Appropriation to Legal reserve	—	—	—	—	—	244	—	—	(244)	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	—	1,731	(1,731)	—
As decided by the Board of Directors' meeting of November 10, 2005:
– Cash dividends (Ps. 4.4 per share)	—	—	—	—	—	—	—	(1,731)	—	(1,731)
Net increase (decrease) in deferred earnings (Note 2.k)	—	—	—	—	—	—	(4)	—	—	(4)
Net income	—	—	—	—	—	—	—	—	5,362	5,362

Balance as of December 31, 2005	3,933	—	7,281	640	11,854	1,530	(123)	—	8,988	22,249
As decided by the Ordinary Shareholders' meeting of April 28, 2006:
– Cash dividends (Ps. 6 per share)	—	—	—	—	—	—	—	—	(2,360)	(2,360)
– Appropriation to Legal reserve	—	—	—	—	—	267	—	—	(267)	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	—	2,710	(2,710)	—
Net increase (decrease) in deferred earnings (Note 2.k)	—	—	—	—	—	—	(1)	—	—	(1)
Net income	—	—	—	—	—	—	—	—	4,457	4,457

Balance as of December 31, 2006	3,933	—	7,281	640	11,854	1,797	(124)	2,710	8,108	24,345

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1)

	2006	2005	2004
Cash Flows from Operating Activities
Net income	4,457	5,362	4,907
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(519)	(194)	(234)
Impairment of other current assets	69	—	—
Income from sales of long term investments	—	(15)	—
Dividends from long-term investments	434	303	108
Depreciation of fixed assets	3,614	2,606	2,365
Income tax	2,477	3,152	2,852
Income tax payments	(2,628)	(3,116)	(4,736)
Consumption of materials and fixed assets retired, net of allowances	263	246	194
Increase in allowances for fixed assets	192	74	124
Increase in reserves	760	321	405
Changes in assets and liabilities:
Trade receivables	(46)	(123)	(246)
Other receivables	(929)	(307)	2,553
Inventories	(358)	(159)	(330)
Accounts payable	449	660	330
Salaries and social security	43	29	14
Taxes payable	(411)	(324)	226
Net advances from crude oil purchasers	(90)	(705)	(258)
Decrease in reserves	(258)	(79)	(119)
Interests, exchange differences and others	94	31	74

Net cash flows provided by operating activities	7,613 (1)	7,762 (1)	8,229 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(4,746)	(3,606)	(2,752)
Capital distributions from long-term investments	—	8	15
Capital contributions in long-term investments	(1)	—	—
Proceeds from sales of long-term investments	—	454	—
Investments (non cash and equivalents)	13	(2)	—

Net cash flows used in investing activities	(4,734)	(3,146)	(2,737)

Cash Flows from Financing Activities
Payment of loans	(854)	(180)	(892)
Proceeds from loans	759	222	280
Dividends paid	(2,360)	(4,878)	(5,310)

Net cash flows used in financing activities	(2,455)	(4,836)	(5,922)

Increase (decrease) in Cash and Equivalents	424	(220)	(430)
Cash and equivalents at the beginning of year	214	434	864

Cash and equivalents at the end of year	638	214	434

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (100), (168) and (124) corresponding to interest payments for the years ended December 31, 2006, 2005 and 2004, respectively.

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

1. SIGNIFICANT ACCOUNTING POLICIES AND RESTATEMENT OF COMPARATIVE INFORMATION

a) Significant accounting policies

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina, considering the regulations of the CNV.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Joint ventures and other agreements

The Company's interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production and electric power generation, have been consolidated line by line on the basis of the Company's proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF's producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each year, for investments with the same remaining maturity, approximates its carrying value. As of December 31, 2006, 2005 y 2004 the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 1,392, 1,497 and 1,469, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company's large customer base.

Since counterparties to the Company's derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2006, 2005 and 2004.

b) Restatement of comparative information

From January 1, 2006, the Company applied new generally accepted accounting principles introduced by Resolution CD No. 93/2005 of the Professional Councils in Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A.”) issued to unify the accounting principles in the different jurisdictions of Argentina and which involved the issuance of Resolution No. 312/2005 by the F.A.C.P.C.E. These new accounting principles were adopted by the CNV throughout Resolutions No. 485/2005 and No. 487/2006. Additionally, as of December 31, 2006, the Company applied the dispositions established by Technical Resolution No. 23 – “Postemployment benefits and other long-term benefits”, approved by the CNV through Resolution No. 494/2006.

Main changes derived from the application of the mentioned generally accepted accounting principles are as follows:

Exchange differences generated by the translation of interests in foreign entities and measurement of changes in effective cash flow hedges of jointly controlled companies

The exchange difference generated by the translation of interests in foreign companies and the changes in the fair value of effective cash flow hedges of jointly controlled companies, which previous to the adoption of the new generally accepted accounting principles were included in an intermediate account between liabilities and shareholder’s equity, shall be included as a component of the shareholder’s equity in the account “Deferred earnings”.

Deferred income tax

The difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding historical cost used for tax purposes corresponds to a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

Defined benefit pension plans and other postretirement and postemployment benefits of foreign company’s employees

The liabilities related to those benefits were valued at net present value and were accrued based on employees service during the post year.

The restatement of comparative financial information does not imply any change to statutory decisions already taken.

As a result of the adoption of the above mentioned new generally accepted accounting principles, previous years information as of the beginning of each year was modified as follows:

	Deferred earnings			Unappropiated retained earnings
	Gains (Losses)			Gains (Losses)
	2006	2005	2004	2006	2005	2004
Translation of interests in foreign entities	(4)	6	(125)	—	—	—
Pension Plans and other postemployment benefits of foreign entities	—	—	—	25	31	(230)

	(4)	6	(125)	25	31	(230)

2. VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

–	Amounts in Argentine pesos have been stated at face value.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each year. Exchange differences have been credited (charged) to current income. Additional information on assets denominated in foreign currency is disclosed in Exhibit G.

b)	Current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Mutual funds have been valued at fair value as of the end of each year. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each year.

–	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Investments in government securities have been valued at its fair value as of the end of each year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

  If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

–	Refined products, products in process, crude oil and natural gas have been valued at replacement cost as of the end of each year.

–	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Other assets:

As of December 31, 2006, includes oil and gas exploration and producing fields to be disposed by sale, which have been valued at the lower of their carrying amount and fair value less cost to sell.

As of December 31, 2004 includes the Company’s interest in Petroken Petroquímica Ensenada S.A. (“Petroken”) and in PBBPolisur S.A., which have been valued at the lower of carrying amount and fair value less cost to sell (Note 10).

The sale of these assets did not qualify as discontinued operations as the Company continued to hold other exploration, production and petrochemical activities, as applicable, in Argentina.

e)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.a.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of utility rates.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses and generate income. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included as a component of shareholder’s equity in the account “Deferred earnings”, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements and the elimination of the appraisal revaluation of fixed assets from certain investees.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

f)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

–	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense.

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers as of the end of each year.

–	On January 26, 2006, YPF announced a downward revision of the proved oil and gas reserves by 509 million barrels of oil equivalent, including 493 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of YPF and 16 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of affiliated companies. The Audit and Control Committee of YPF’s parent company, Repsol YPF, S.A. (“Repsol YPF”), undertook an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. The Audit Committee of YPF determined to rely on this investigation. On June 15, 2006, the final conclusions of the investigation were presented, recommending the implementation of certain improvements in the reserves estimation process. This downward revision of proved reserves did not have material effects on the unappropriated retained earnings at the beginning of the year.

–	Costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts.

Other fixed assets

–	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

g)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

For the years ended December 31, 2006, 2005 and 2004, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the income statements of each year.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for a five year-period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five year-period and also established specially that this regime is also applicable to exports from “Tierra del Fuego” region. Outstanding rates as of December 31, 2006, are 20% for liquefied petroleum gas, 5% for gasoline, diesel and other refined products and between 25% and 45% for crude oil based on the West Texas Intermediate price. On July 25, 2006, Resolution No. 534/2006 of the Ministry of Economy and Production entered in force, raising the natural gas withholding rate from 20% to 45% and establishing the natural gas import price from Bolivia as the basis for its determination. YPF is negotiating with its export clients the effect of the above mentioned increase and the transfer of a significant part of these incremental costs to them.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

h)	Allowances and reserves:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. If required by generally accepted accounting principles, their discounted value at the end of each year does not differ significantly from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

j)	Derivative instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, as of December 31, 2006, the Company maintains a price swap agreement that hedges the fair value of the crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 9.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of December 31, 2006, approximately 3 million of barrels of crude oil are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the hedged item caused by the risk being hedged. As hedge relationship is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

k)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1.a, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred earnings” includes the effect generated by the foreign companies’ translation and the changes in the fair value of effective cash flow hedges of jointly controlled companies.

l)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

–	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the restated cost of such assets as detailed in Note 1.a.

–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

–	Income (Loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

3. ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheet accounts as of December 31, 2006 and Comparative Information

Assets

a) Investments:

	2006			2005			2004
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	552	(1)(2)	—	176	(1)	—	180	(1)	—
Long-term investments (Exhibit C)	—		2,659	—		2,544	—		2,665
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(25)	—		(185)	—		(325)

	552		2,634	176		2,359	180		2,340

(1)	Include 550, 161 and 167 as of December 31, 2006, 2005 and 2004, respectively, with an original maturity of less than three months.
(2)	Accrues interest at annual fixed rates between 4.75% and 10.10%.

b) Trade receivables:

	2006			2005		2004
	Current		Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,061		44	2,008	51	1,779	71
Related parties (Note 7)	496		—	447	—	510	—

	2,557	(1)	44	2,455	51	2,289	71
Allowance for doubtful trade receivables (Exhibit E)	(419)		—	(370)	—	(347)	—

	2,138		44	2,085	51	1,942	71

(1)	Includes 275 in litigation, 27 one to three months past due, 187 in excess of three months past due, 2.047 due within three months and 21 due after three months.

c) Other receivables:

	2006				2005		2004
	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent
Deferred income tax (Note 3.k)	—		500		—	443	—	405
Tax credits and export rebates	588		16		496	16	299	17
Trade	70		—		31	—	20	—
Prepaid expenses	76		64		54	90	42	128
Concessions charges	17		88		17	96	19	105
Related parties (Note 7)	4,199	(3)	—		2,830	267	2,516	617
Loans to clients	12		69		11	90	10	87
From joint ventures and other agreements	46		—		1	—	6	—
Trust contribution under Decree No. 1,882/04	—		—		273	—	66	—
Miscellaneous	224		140		201	137	220	124

	5,232	(1)	877	(2)	3,914	1,139	3,198	1,483
Allowance for other doubtful accounts (Exhibit E)	(116)		—		(119)	—	(122)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(51)		—	(54)	—	(70)

	5,116		826		3,795	1,085	3,076	1,413

(1)	Includes 50 of less than three months past due, 171 in excess of three months past due and 5,011 due as follows: 3,391 from one to three months, 728 from three to six months, 782 from six to nine months and 110 from nine to twelve months.
(2)	Includes 750 due from one to two years, 24 due from two to three years and 103 due after three years.
(3)	Includes 979 with Repsol YPF, S.A., which accrues interest at a rate of 3% plus a variable spread, 1,302 with Repsol International Finance B.V. that accrues variable interest at LIBOR plus 0.2%, 1,305 with Repsol YPF Brasil S.A. which accrues variable interest at LIBOR plus 1.5% and 577 with YPF Holdings Inc. that accrues variable interest at LIBOR plus 0.4%.

d) Inventories:

	2006	2005	2004
Refined products	946	660	558
Crude oil and natural gas	430	394	346
Products in process	47	18	9
Raw materials and packaging materials	99	92	92

	1,522	1,164	1,005

e) Fixed assets:

	2006	2005	2004
Net book value of fixed assets (Exhibit A)	20,942	20,546	19,141
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(3)	(16)
Allowance for obsolescence and assets to be disposed of (Exhibit E)	(46)	(48)	(47)

	20,893	20,495	19,078

Liabilities

f) Accounts payable:

	2006				2005		2004
	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent
Trade	2,425		17		1,792	20	1,417	22
Hydrocarbon wells abandonment obligations	233	(3)	2,198		—	1,419	—	648
Related parties (Note 7)	247		—		417	—	330	—
Investment in controlled company – YPF Holdings Inc.	705		—		460	—	309	—
From joint ventures and other agreements	256		—		200	—	136	—
Environmental liabilities (Note 9.b)	93		164		48	200	45	96
Miscellaneous	9		46		121	—	5	2

	3,968	(1)	2,425	(2)	3,038	1,639	2,242	768

(1)	Includes 3,665 due within three months, 258 due from three to six months and 45 due after six months.
(2)	Includes 581 due from one to two years and 1,844 due after two years.
(3)	Corresponds to the hydrocarbon wells abandonment obligations associated with other current assets (Note 2.d).

g) Loans:

	Interest Rates(1)	Principal Maturity	2006		2005		2004
			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Negotiable Obligations(2)	7.75 - 10.00%	2007 - 2028	559	509	27	1,031	29	1,078
Other bank loans and other creditors (3)	1.25 - 5%	2007 - 2008	254	1	270	76	85	154
Subordinated liability with shareholders (Note 4)	—	—	—	—	—	—	13	—

			813	510	297	1,107	127	1,232

(1)	Annual interest rates as of December 31, 2006.
(2)	Disclosed net of 873, 864 and 784, corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of December 31, 2006, 2005 and 2004, respectively.
(3)	Includes 79 which accrues variable interest at annual rate of LIBO plus 1.60% and 176 that accrues fixed interest at annual rates between 1.25% and 5%.

The maturities of the Company’s current and noncurrent loans, as of December 31, 2006, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total
Current loans	206	35	571	1	813

		From 1 to 2 years	From 2 to 3 years	Over 5 years	Total
Noncurrent loans		1	310	199	510

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance			Fixed Interest Rates	Principal Maturity	Book Value
(in millions)						2006		2005		2004
	Year	Principal Value				Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
U$S 1.000	1997	U$	S 300	7.75%	2007	546	—	14	527	14	518
U$S 1.000	1998	U$	S 100	10.00%	2028	3	199	3	197	3	194
U$S 1.000	1999	U$	S 225	9.13%	2009	10	310	10	307	12	366

						559	509	27	1,031	29	1,078

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholders’ Meeting held on April 19, 2005, approved a Notes Program for an amount up to US$ 700 million. The proceeds of these offerings will be used to refinance liabilities, to invest in working capital and in fixed assets in Argentina and in related companies for the same purposes. Notes could be issued with or without guarantee. Board of Directors was delegated in order to determine terms, conditions and characteristics of each issuance.

h) Net advances from crude oil purchasers:

	2006			2005		2004
	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent
Advances from crude oil purchasers	412	152		398	527	644	1,466
Derivative instruments - Crude oil price swaps	(316)	(145)		(303)	(426)	(380)	(832)

	96	7	(1)	95	101	264	634

(1)	With final maturity from one to two years.

Statement of Income Accounts as of December 31, 2006 and Comparative Information

	Income (Expense)
	2006	2005	2004
i) Net sales:

Sales	24,964	22,356	19,350
Turnover tax	(440)	(355)	(286)
Hydrocarbon export withholdings	(807)	(693)	(616)

	23,717	21,308	18,448

j) Other expense, net:

Reserve for pending lawsuits and other claims	(128)	(180)	(534)
Miscellaneous	102	(143)	(131)

	(26)	(323)	(665)

k) Income tax:

Current income tax	(2,534)	(3,190)	(3,091)
Deferred income tax	57	38	239

	(2,477)	(3,152)	(2,852)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Net income before income tax	6,934	8,514	7,759
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(2,427)	(2,980)	(2,716)

Effect of the restatement into constant Argentine pesos	(383)	(346)	(353)
Income on long-term investments	182	68	82
Non taxable foreing source income	25	14	5
Tax free income – Law No. 19,640 (Tierra del Fuego)	81	46	42
Miscellaneous	45	46	88

	(2,477)	(3,152)	(2,852)

The breakdown of the net deferred tax asset as of December 31, 2006, 2005 and 2004, is as follows:

	2006	2005	2004
Deferred tax assets
Exchange differences from devaluation of Argentine peso – Law No. 25,561	—	49	99
Non deductible allowances and reserves	707	624	425
Tax return credit	42	—	—
Miscellaneous	5	135	258

Total deferred tax assets	754	808	782

Deferred tax liabilities
Fixed assets	(238)	(345)	(258)
Miscellaneous	(16)	(20)	(119)

Total deferred tax liabilities	(254)	(365)	(377)

Net deferred tax asset	500	443	405

As explained in Note 2.g, the difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding historical cost used for tax purposes, at the current tax rate, is a deferred tax liability of 1,603, 1,986 and 2,332 as of December 31, 2006, 2005 and 2004, respectively. Had this deferred tax liability been recorded, the amount charged to income for the year ended December 31, 2006 would have been 383. The Company estimates that the difference will be reversed as follows:

	2007	2008	2009 Thereafter	Total
Deferred income tax	329	460	814	1,603

4. CAPITAL STOCK

The Company’s subscribed capital, as of December 31, 2006, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2006, Repsol YPF controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2006, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

According to General Resolution No. 466/2004 from the CNV, the Company converted irrevocable contributions into a subordinated liability disclosed in “Loans” account of the balance sheet as of December 31, 2004. On April 29, 2005, this liability was cancelled with the shareholders in proportion to their stockholdings.

5. RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2006, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 31 million and US$ 91 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

6. PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2006, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator	Activity
Acambuco Salta	22.50%	Pan American Energy LLC	Exploration and production
Aguada Pichana Neuquén	27.27%	Total Austral S.A.	Exploration and production
Aguaragüe Salta	30.00%	Tecpetrol S.A.	Exploration and production
Bandurria Neuquén	27.27%	YPF S.A.	Exploration
CAM-2/A SUR Tierra del Fuego	50.00%	Sipetrol S.A.	Production
CAM-3 National Continental Shelf	50.00%	Sipetrol S.A.	Exploration
Campamento Central /Cañadón Perdido Chubut	50.00%	YPF S.A.	Exploration and production
CCA-1 GAN GAN Chubut	50.00%	Wintershall Energía S.A.	Exploration
CGSJ-V/A Chubut	50.00%	Wintershall Energía S.A.	Exploration
El Tordillo Chubut	12.20%	Tecpetrol S.A.	Exploration and production
Filo Morado Neuquén	50.00%	YPF S.A.	Generation of power electricity
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.	Production
Llancanello Mendoza	51.00%	YPF S.A.	Exploration and production

Name and Location	Ownership Interest		Operator	Activity
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Sipetrol S.A.	Production
Palmar Largo Formosa	30.00%		Pluspetrol S.A.	Production
Puesto Hernández Neuquén and Mendoza	61.55%		Petrobras Energía S.A.	Production
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	Production
San Roque Neuquén	34.11%		Total Austral S.A.	Exploration and production
Tierra del Fuego Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.	Production
Zampal Oeste Mendoza	70.00%		YPF S.A.	Exploration and production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of December 31, 2006, the Company has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas.

The assets and liabilities as of December 31, 2006, 2005 and 2004 and productions cost of the joint ventures and other agreements for the years ended December 31, 2006, 2005 and 2004 included in the financial statements are as follows:

	2006	2005	2004
Current assets	537	75	84
Noncurrent assets	2,199	2,109	1,912

Total assets	2,736	2,184	1,996

Current liabilities	404	279	197
Noncurrent liabilities	343	186	137

Total liabilities	747	465	334

Production costs	1,098	894	775

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2006, 2005 and 2004 from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2006			2005				2004
	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Current	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current
Controlled companies:
Operadora de Estaciones de Servicios S.A.	18	8	17	17	—	—	9	16	—	—	10
A-Evangelista S.A.	—	—	42	—	3	—	58	—	7	—	41
YPF Holdings Inc.	—	577	6	—	130	—	2	—	—	—	—
Argentina Private Development Company Limited	—	—	44	—	—	—	44	—	—	—	44

	18	585	109	17	133	—	113	16	7	—	95

Jointly controlled companies:
Profertil S.A.	10	—	4	9	—	—	8	6	1	—	34
Compañía Mega S.A. (“Mega”)	170	1	—	178	—	—	—	157	2	—	—
Refinería del Norte S.A. (“Refinor”)	94	18	13	77	—	—	25	72	—	—	26
Petroken	—	—	—	—	—	—	—	38	—	—	1

	274	19	17	264	—	—	33	273	3	—	61

Companies under significant influence:	43	—	33	38	4	—	45	114	1	—	46

Parent company and other related parties under common control:
Repsol YPF	—	979	22	—	1,404	—	83	—	1,305	—	26
Repsol YPF Transporte y Trading S.A.	72	—	34	29	—	—	30	30	—	—	28
Repsol YPF Gas S.A.	34	5	2	18	1	—	1	16	21	32	—
Repsol YPF Gas Chile Ltda.	—	—	—	—	—	—	—	—	4	323	—
Repsol YPF Brasil S.A.	12	1,305	—	15	18	267	19	11	18	262	18
Repsol International Finance B.V.	—	1,302	—	—	1,252	—	—	—	1,137	—	—
Repsol YPF E&P de Bolivia S.A.	—	—	—	—	2	—	69	—	—	—	36
Others	43	4	30	66	16	—	24	50	20	—	20

	161	3,595	88	128	2,693	267	226	107	2,505	617	128

	496	4,199	247	447	2,830	267	417	510	2,516	617	330

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2006, 2005 and 2004, include the following:

	2006				2005				2004
	Sales	Purchases and services	Granted loans (debit) credit	Interest gains (losses)	Sales	Purchases and services	Granted loans (debit) credit	Interest gains (losses)	Sales	Purchases and services	Granted loans (debit) credit	Interest gains (losses)
Controlled companies:
Operadora de Estaciones de Servicios S.A.	25	152	—	—	18	131	—	—	15	96	—	—
A - Evangelista S.A.	4	284	—	—	2	243	—	—	—	131	—	—
YPF Holdings Inc.	—	—	(446)	22	—	2	(126)	1	—	—	—	—

	29	436	(446)	22	20	376	(126)	1	15	227	—	—

Jointly controlled companies:
Profertil S.A.	59	105	—	—	65	70	—	—	67	130	35	—
Mega	1,014	1	—	—	829	—	—	—	611	—	25	(1)
Refinor	400	157	—	—	313	175	—	—	266	140	—	—
Petroken	—	—	—	—	87	3	—	—	181	5	—	—

	1,473	263	—	—	1,294	248	—	—	1,125	275	60	(1)

Companies under significant influence:	152	217	—	—	245	262	—	—	564	244	—	—

	2006				2005				2004
	Sales	Purchases and services	Granted loans (debit) credit	Interest gains (losses)	Sales	Purchases and services	Granted loans (debit) credit	Interest gains (losses)	Sales	Purchases and services	Granted loans (debit) credit	Interest gains (losses)
Parent company and other related parties under common control:
Repsol YPF	—	7	350	67	—	16	—	56	—	20	185	51
Repsol YPF Transporte y Trading S.A.	923	654	—	—	546	508	—	—	636	155	—	—
Repsol YPF Brasil S.A.	97	—	(1,011)	69	72	—	—	11	70	5	—	14
Repsol YPF Gas S.A.	210	5	—	—	192	4	53	5	193	2	17	7
Repsol International Finance B.V.	—	—	(41)	47	—	—	(100)	46	—	—	2,602	31
Repsol YPF E&P de Bolivia S.A.	1	446	—	—	2	323	—	—	—	160	—	—
Repsol YPF Chile Ltda.	—	—	—	—	—	—	306	20	—	—	—	—
Others	157	11	—	—	205	1	—	—	185	10	—	18

	1,388	1,123	(702)	183	1,017	852	259	138	1,084	352	2,804	121

	3,042	2,039	(1,148)	205	2,576	1,738	133	139	2,788	1,098	2,864	120

8. SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 38, 32 and 29 for the years ended December 31, 2006, 2005 and 2004, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 9, 9 and 5 for the years ended December 31, 2006, 2005 and 2004, respectively.

9. COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of December 31, 2006, the Company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

-	Pending lawsuits: In the normal course of its business, the Company has been demanded in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

-	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated in Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminary, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

-	Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally communicated of a resolution from the AFIP confirming its original position in both claims. The Company has appealed such resolution in the National Fiscal Court.

In addition, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities.

-	Liabilities and contingencies assumed by the Argentine Government: YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Goverment pursuant to the above-mentioned indemnity. As of December 31, 2006, all claims related to the predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

-	Natural gas market:

Export sales: Pursuant to Resolution No. 265/2004 of the Secretary of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretary of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretary of Energy. Additionally, Resolution No. 752/2005 of the Secretary of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government, requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. Pursuant to Resolution No. 1,886/2006 of the Secretary of Energy the program was extended until December 31, 2016. As a result of the Program and the mentioned resolutions, in several occasions since 2004, YPF has been forced to reduce, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. A large number of clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect.

Electroandina S.A and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver of pay” clause of the contract as of November 2006 for total amount of US$ 41 million. The invoices have been rejected by the Company. Furthermore the above mentioned companies have notified the formal start-up period of negotiations previous to any arbitration demand. In addition, YPF has been notified of an arbitration demand from Innergy Soluciones Energéticas (“Innergy”). The Company has answered the arbitration complaint, and has filed a counterclaim based on the hardship provisions (“teoría de la imprevisión”) of the Argentine Civil Code. As of December 31, 2006 the nomination of the Arbitral Court is still in process. The damages claimed by Innergy amount to US$ 24 million plus interests. Such amount might be increased if Innergy incorporates to the demand penalties related to periods subsequent to June 2006.

Domestic sales: Central Puerto S.A. has claimed YPF for cutbacks in natural gas supply pursuant to their respective contracts. The Company has formally denied such breach, based on the fact that, pending the restructuring of such contracts, is not obliged to confirm nominations of natural gas to those clients during certain periods of the year.

As of December 31, 2006, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated. The costs for contractual penalties related to future natural gas cutbacks will be assessed when they occur.

-	La Plata environmental claims: There are certain claims that require a compensation for individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the western channel adjacent to the mentioned refinery. During year 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned YPF has the right of indemnity for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

-	Arbitration with Empresa Nacional de Electricidad S.A. (“ENDESA”): In January, 2005, YPF was notified of a request made by ENDESA for an arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June 2000. The clause was related to the increase of natural gas deliveries and ENDESA has requested payment of damages. Such an increase on the original maximum contracted volumes were subject to, among other things, getting the export permits from the Secretary of Energy before December, 2002. The export permit was not obtained by YPF. The contract term is for 15 years and establishes that a compensation for non-delivery may not exceed US$ 9 million per year but, under certain circumstances, such limit could be increased in US$ 9 million in addition per year. Notwithstanding the forgoing, ENDESA’s claim exceeds this limit and amounts to US$ 354 million, alleging a deceitful conduct on the part of YPF. The Company requested the rejection of this claim.

-	Availability of foreign currency deriving from exports: Decree Nº 1,589/1989 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemented Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/1989 was implicitly abolished by Decree No. 1,606/2001.

On December 31, 2002, Decree No. 2,703/2002 was enforced, ratifying such date the 70% limit as the maximum freely available percentage of forign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/2001.

In the assumption of an eventual Central Bank’s liquidation request of foreign currency deriving from the exports of hydrocarbons during the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/2002, YPF has the right to administratively discuss such decision, as well as to request an injunction within the judicial procedure.

-	Asociación Superficiarios de la Patagonia (“ASSUPA”): On August 21, 2003, ASSUPA sued the companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and if it is not possible to constitute an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the National Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina. YPF is preparing it’s plea and will require the summon of the National Government, due to it’s obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree 546/1993.

-	Dock Sud environmental claims: Without being notified, YPF has information regarding that a group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the National Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the Supreme Court of Justice of Argentina, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, would have filed two other environmental lawsuits, not yet notified to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

-	Customs claims: During 2006 Custom Offices from Neuquen and Comodoro Rivadavia notified the Company the beginning of indictments due to alleged formal faults YPF had committed in the export permit forms issued in relation to the crude oil future commitment sales. YPF´s Management, in consultation with its legal counsels, believes these claims are without merit.

Additionally, YPF has received labor, civil and commercial claims and several claims from the AFIP and from several provincial and municipal fiscal authorities, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsels, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

In addition to the hydrocarbon wells abandonment legal obligations for 2,431, the Company has reserved 257 corresponding to environmental remediations, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

Additionally, certain environmental contingencies related to Chemicals’ operations in the United States of America were assumed by Tierra and Maxus, indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital up to a maximun amount that will enable to satisfy certain assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements).

c)	Other matters:

-	Contractual commitments: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. Under the terms of this agreement, the Company has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own produced crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of December 31, 2006, approximately 3 million crude oil barrels are pending of delivery.

Additionally, the Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract.

-	Regulatory requirements: YPF is subject to certain regulations requiring to supply the domestic hydrocarbon market demand. In October 11, 2006, Domestic Trade Secretary issued Resolution No. 25/2006 which requires refiners and/or wholesale and/or retail sellers to meet domestic market diesel demand. The resolution requires, at least, to supply volumes equivalent to those of previous year corresponding month, plus the positive correlation between the rise in diesel demand and the rise of the Gross Domestic Product, accrued from the reference month. The mentioned commercialization should be performed with no distortion nor damage to the diesel market normal operation.

In connection with certain natural gas exportation contracts from the Noroeste basin in Argentina, YPF presented to the Secretary of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to exports permits. The Secretary of Energy could resolve the partial or total suspension of one or several export permits.

During 2005, the Secretary of Energy by means of Resolution No. 785/2005, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. Management is assessing the future impact of this resolution.

-	Operating leases: As of December 31, 2006, the main lease contracts correspond to the rental of oil and gas production equipment, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the years ended December 31, 2006, 2005 and 2004, amounted to 289, 242 and 222, respectively.

As of December 31, 2006, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	365	236	140	110	89	184

-	Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which were recorded in fixed assets and committed among other things to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

d)	Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10. MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2006:

-	YPF International S.A., controlled by YPF, sold for an amount of U$S 10.6 million, its interest in Greenstone Assurance Ltd., recording a gain of 11.

During the year ended December 31, 2005:

-	YPF sold, for an amount of US$ 97.5 million, its interest in PBBPolisur S.A., recording a net gain of 75.

-	YPF sold its interest in Petroken, for an amount of US$ 58 million (equivalent to its carrying amount).

-	YPF transferred its interest in Gas Argentino S.A. to YPF Inversora Energética S.A., company controlled by YPF.

During the year ended December 31, 2004:

-	YPF Holdings Inc, controlled by YPF, sold for an amount of US$ 43 million, its interest in Global, recording a gain of 47.

-	YPF International S.A., controlled by YPF, sold for an amount of US$ 41 million, its interest in YPF Indonesia Ltd., recording a gain of 92.

11. RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). Consequently, unappropriated retained earnings are restricted by 223 as of December 31, 2006.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate.

12. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Argentina, but do not conform with certain generally accepted accounting principles in the United States of America. The effects of the differences between generally accepted accounting principles in Argentina and generally accepted accounting principles in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company´s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting principles in places other than in Argentina.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit A

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1)

	2006
	Cost
Main account	Amounts at beginning of year	Increases		Net decreases and transfers		Amounts at end of year
Land and buildings	1,919	1		57		1,977
Mineral property, wells and related equipment	43,835	918		(2,597)		42,156
Refinery equipment and petrochemical plants	7,167	—		158		7,325
Transportation equipment	1,732	—		34		1,766
Materials and equipment in warehouse	420	961		(772)		609
Drilling and work in progress	2,498	3,596		(2,577)		3,517
Exploratory drilling in progress(5)	135	188		(215)		108
Furniture, fixtures and installations	422	—		51		473
Selling equipment	1,273	—		68		1,341
Other property	294	—		1		295

Total 2006	59,695	5,664	(3)	(5,792	)(1)(6)	59,567

Total 2005	55,702	4,343	(3)	(350	)(1)	59,695

Total 2004	52,984	3,059	(3)	(341	)(1)	55,702

	2006								2005		2004
	Depreciation
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of year	Net book value		Net book value		Net book value
Land and buildings	838	(2)		2%	40	876	1,101		1,081		1,097
Mineral property, wells and related equipment	30,374	(4,133)		(2)	3,214	29,455	12,701	(4)	13,461	(4)	13,076	(4)
Refinery equipment and petrochemical plants	5,153	—		4 - 5%	255	5,408	1,917		2,014		2,125
Transportation equipment	1,193	(1)		4 - 5%	43	1,235	531		539		558
Materials and equipment in warehouse	—	—		—	—	—	609		420		330
Drilling and work in progress	—	—		—	—	—	3,517		2,498		1,431
Exploratory drilling in progress(5)	—	—		—	—	—	108		135		66
Furniture, fixtures and installations	377	(1)		10%	24	400	73		45		45
Selling equipment	960	5		10%	37	1,002	339		313		370
Other property	254	(6)		10%	1	249	46		40		43

Total 2006	39,149	(4,138	)(1)(6)		3,614	38,625	20,942

Total 2005	36,561	(18	)(1)		2,606	39,149			20,546

Total 2004	34,196	—			2,365	36,561					19,141

(1)	Includes 194, 86 and 147 of net book value charged to fixed assets allowances for the years ended December 31, 2006, 2005 and 2004, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.f).
(3)	Includes 918, 737 and 307 corresponding to the costs of hydrocarbon wells abandonment obligations for the years ended December 31, 2006, 2005 and 2004, respectively.
(4)	Includes 999, 1,202 and 1,346 of mineral property as of December 31, 2006, 2005 and 2004, respectively.
(5)	As of December 31, 2006, there are 11 exploratory wells in progress. During that year 17 wells were drilled, 16 wells were charged to exploratory expenses and 6 wells were transferred to proved properties which are included in the account mineral property, wells and related equipment.
(6)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas to be disposed by sale (Note 2.d).

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit C

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

Name and Issuer	2006																2005		2004
								Information of the Issuer
	Description of the Securities									Last Financial Statements Issued
	Class	Face Value		Amount	Book Value		Cost(8)	Main Business	Registered Address	Date	Capital Stock		Income (Loss)	Equity	Holding in Capital Stock		Book Value		Book Value
Controlled companies:
YPF International S.A.	Common	Bs.	100	147,693	369	(3)	1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	30/09/06	6		20	356	99.99%		327	(3)	429	(3)
YPF Holdings Inc.	Common	US$	0.01	100	—	(7)	421	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	30/09/06	1,655		(112)	(556)	100.00%		—	(7)	—	(7)
Operadora de Estaciones de Servicios S.A.	Common		$1	243,700,940	287		223	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	31/12/06	244		41	287	99.99%		282		258
A-Evangelista S.A.	Common		$1	8,683,498	88		31	Engineering and construction services	Av. Roque Sáenz Peña 777, P. 7º, Buenos Aires, Argentina	31/12/06	9		26	88	99.91%		62		53
Argentina Private Development Company Limited (in liquidation)	Common	US$	0.01	769,414	44		84	Investment and finance	P.O. Box 1109, Gran Caimán, British West Indies	31/12/01	—	(2)	3	44	100.00%		44		44

					788		2,151										715		784

Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	530		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	30/09/06	203		471	1,273	38.00%		474		427
Profertil S.A.	Common		$1	391,291,320	473		39	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	30/09/06	783		304	1,192	50.00%		501		475
Refinería del Norte S.A.	Common		$1	45,803,655	213		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	30/06/06	92		68	436	50.00%		179		169

					1,216		39										1,154		1,071

Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	101	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	30/09/06	110		19	321	37.00%		104	(1)	105	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	44		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	30/09/06	14		16	132	33.15%		44		47
Oiltanking Ebytem S.A.	Common		$10	351,167	43	(3)	7	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	30/09/06	12		12	95	30.00%		38	(3)	36
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	737,361	19		6	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	30/09/06	7		25	184	10.00%		18		26
Central Dock Sud S.A.	Common		$0.01	3,847,189,961	11	(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	30/09/06	484		(52)	199	9.98	%(5)	17	(3)	21	(3)
Inversora Dock Sud S.A.	Common		$1	103,497,738	129	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	30/09/06	241		(31)	198	42.86%		142	(3)	150	(3)
Pluspetrol Energy S.A.	Common		$1	30,006,540	281		98	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	30/09/06	67		56	619	45.00%		281		263
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	8,099,280	14		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	30/09/06	45		(2)	78	18.00%		17		19
Gas Argentino S.A.	—		—	—	—		—	Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	—	—		—	—	—		—		129
Other companies:
Others (4)	—		—	—	13		13	—	—	—	—		—	—	—		14		14

					655		363										675		810

					2,659		2,553										2,544		2,665

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	No value is disclosed, as book value is less than $ 1 million.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF and Mercobank S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	As of December 31, 2006, 2005 and 2004, holding in negative shareholders’ equity is disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform YPF accounting methods.
(8)	Cost net of cash dividends and capital distributions from long-term investments restated in accordance with Note 1.a.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit E

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos - Note 1)

	2006				2005	2004
Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of year	Amounts at end of year	Amounts at end of year
Deducted from current assets:
For doubtful trade receivables	370	116	67	419	370	347
For other doubtful accounts	119	5	8	116	119	122

	489	121	75	535	489	469

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	54	—	3	51	54	70
For reduction in value of holdings in long-term investments	185	—	160	25	185	325
For unproductive exploratory drilling	3	192	192	3	3	16
For obsolescence and fixed assets to be disposed of	48	—	2	46	48	47

	290	192	357	125	290	458

Total deducted from assets, 2006	779	313	432	660

Total deducted from assets, 2005	927	152	300		779

Total deducted from assets, 2004	939	250	262			927

Reserves for losses - current:
For various specific contingencies (Note 9.a)	164	128	86	206	164	67

	164	128	86	206	164	67

Reserves for losses - noncurrent:
For pending lawsuits and various specific contingencies (Note 9.a)	766	632	172	1,226	766	621

	766	632	172	1,226	766	621

Total included in liabilities, 2006	930	760	258	1,432

Total included in liabilities, 2005	688	321	79		930

Total included in liabilities, 2004	402	405	119			688

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit F

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

COST OF SALES

(amounts expressed in millions of Argentine pesos - Note 1)

	2006	2005	2004
Inventories at beginning of year	1,164	1,005	675
Purchases for the year	3,899	2,394	1,422
Production costs (Exhibit H)	11,000	8,075	7,216
Holding gains on inventories	394	230	185
Inventories at end of year	(1,522)	(1,164)	(1,005)

Cost of sales	14,935	10,540	8,493

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit G

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

	Foreign currency and amount
Account	2004		2005		2006		Exchange rate in pesos as of 12-31-06	Book value as of 12-31-06
Current Assets
Cash	US$	55		—		—	—	—
Investments	US$	13	US$	54	US$	51	3.02 (1)	155
Trade receivables	US$	477	US$	495	US$	535	3.02 (1)	1,617
		€7		€4		€15	3.99 (1)	58
Other receivables	US$	741	US$	832	US$	1,329	3.02 (1)	4,015
	$CH	110,557	$CH	113,994	$CH	34,743	0.00580(1)	202
		€1		—		€5	3.99 (1)	19

Total current assets								6,066

Noncurrent Assets
Other receivables	US$	208	US$	89	US$	6	3.02 (1)	19

Total noncurrent assets								19

Total assets								6,085

Current Liabilities
Accounts payable	US$	302	US$	377	US$	492	3.06 (2)	1,507
		€7		€10		€12	4.04 (2)	50
Loans	US$	36	US$	35	US$	264	3.06 (2)	809
Net advances from crude oil purchasers	US$	89	US$	31	US$	31	3.06 (2)	96

Total current liabilities								2,462

Noncurrent Liabilities
Accounts payable	US$	233	US$	479	US$	728	3.06 (2)	2,229
Loans	US$	412	US$	365	US$	166	3.06 (2)	509
Net advances from crude oil purchasers	US$	213	US$	33	US$	2	3.06 (2)	7
Reserves		—		—	US$	194	3.06 (2)	594

Total noncurrent liabilities								3,339

Total liabilities								5,801

(1)	Buying exchange rate.
(2)	Selling exchange rate.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

Exhibit H

English translation of the financial statements originally issued in Spanish, except for the inclusion of Note 12 in the English translation

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1)

	2006						2005	2004
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total	Total
Salaries and social security taxes	424	113		132	32	701	576	433
Fees and compensation for services	108	228	(1)	27	1	364	250	152
Other personnel expenses	169	55		23	13	260	203	172
Taxes, charges and contributions	180	5		219	—	404	329	305
Royalties and easements	2,095	—		6	—	2,101	1,753	1,632
Insurance	91	—		13	—	104	72	68
Rental of real estate and equipment	230	1		57	1	289	242	245
Survey expenses	—	—		—	122	122	94	71
Depreciation of fixed assets	3,507	32		75	—	3,614	2,606	2,365
Industrial inputs, consumable materials and supplies	480	7		30	3	520	604	498
Construction and other service contracts	805	8		56	21	890	587	505
Preservation, repair and maintenance	1,232	15		46	3	1,296	896	765
Contractual commitments	519	—		—	—	519	131	299
Unproductive exploratory drillings	—	—		—	192	192	70	123
Transportation, products and charges	616	—		847	—	1,463	1,355	1,093
Allowance (reversal) for doubtful trade receivables	—	—		77	—	77	39	(13)
Publicity and advertising expenses	—	74		50	—	124	106	90
Fuel, gas, energy and miscellaneous	544	50		46	4	644	448	368

Total 2006	11,000	588		1,704	392	13,684

Total 2005	8,075	479		1,576	231		10,361

Total 2004	7,216	398		1,311	246			9,171

(1)	Includes 5 of Directors and Statutory Auditor’s fees.

ENRIQUE LOCUTURA RUPEREZ
Executive Vicepresident

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – see Note 12 to the primary financial statements.

Statutory Audit Committee’s Report

To the Shareholders of

YPF SOCIEDAD ANONIMA

Dear Sirs,

In accordance with clause 5, article 294 of Law No. 19,550, the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of December 31, 2006 and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. Also, we have performed the work mentioned in the following paragraph on the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2006 and the related consolidated statements of income and cash flows for the year then ended, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions. Our responsibility is to report on these documents based on the work mentioned in the following paragraph.

Our work on the financial statements referred to in the first paragraph, consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we principally considered the report of independent public accountants issued by the external firm Deloitte & Co. S.R.L. dated March 6, 2007 in accordance with generally accepted auditing standards in Argentina. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

In our opinion, based on our work, the financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2006 referred to in the first paragraph present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2006, and the related results of operations and cash flows for the year then ended, in accordance with generally accepted accounting principles in Argentina, with the Law No. 19,550 and with applicable normative of the Argentine Securities Commission.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform with generally accepted accounting principles in Argentina, but do not conform with generally accepted accounting principles in the United States of America (see Note 12 to the accompanying financial statements).

Buenos Aires, Argentina

March 6, 2007

For Statutory Audit Committee

Juan A. Gelly y Obes

Statutory Auditor

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	March 20, 2007	By:	/s/ Walter Cristian Forwood
		Name:	Walter Cristian Forwood
		Title:	Chief Financial Officer